20013068

Processing Section

MAY 27 2020

Washington DC 413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 AND ENDING 03/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sauer, Dazey Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd, Ste 820
(No. and Street)

St. Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred g. Sauer, (314) 725-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates, LLC
(Name – *if individual, state last, first, middle name*)

600 Emerson Rd, Ste 124	St Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred G. Sauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sauer, Dazey Investment Company, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frederick G. Sauer
Signature

PRESIDENT
Title

LYNN M. CLINE
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Mar. 30, 2024
Commission #12497925

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sauer, Dazey Investment Company

Financial Statements and Additional Information

For the Fiscal Year Ended March 31, 2020

and

Report of Independent Registered Public Accounting Firm

Table of Contents

HAUK KRUSE & ASSOCIATES LLC

Hauk Kruse & Associates, LLC | Certified Public Accountants

600 Emerson Road, Suite 124 | St. Louis, Missouri 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sauer Dazey Investment Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sauer Dazey Investment Company (SDIC) as of March 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sauer Dazey Investment Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sauer Dazey Investment Company's management. Our responsibility is to express an opinion on SDIC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sauer Dazey Investment Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under SEC Rule 15c3-1 and the *Entity Exemption Report* have been subjected to audit procedures performed in conjunction with the audit of SDIC's financial statements. The supplemental information is the responsibility of Sauer Dazey Investment Company's management. Our audit procedures included determining whether the supplemental

information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 and the *Entity Exemption Report* are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hauk Kruse and Associates, LLC

Hauk Kruse & Associates, LLC
Certified Public Accountants

Saint Louis, Missouri
May 20, 2020

Sauer, Dazey Investment Company
Statement of Financial Condition
As of March 31, 2020

ASSETS

Current Assets		
Cash and Cash Equivalents		284,830
Cash Deposit with Clearing Broker		27,830
Commissions Receivable		2,419
Total Current Assets		315,079
Total Assets	**$**	**315,079**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued Professional Expense		8,800
Total Liabilities	$	8,800
Stockholder's Equity		
Common Stock, par value $10 per share; 3,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional Paid in Capital		19,410
Retained Earnings		167,148
Net Income		109,722
Total Stockholder's Equity		306,279
Total Liabilities and Stockholder's Equity	**$**	**315,079**

See auditor's report and accompanying notes to the financial statements

Sauer, Dazey Investment Company
Statement of Income
For the Fiscal Year Ended March 31, 2020

Revenue	
Commissions	299,481
Interest and Dividends	40,776
Other Income	6
Total Revenue	340,264
Expenses	
Operating Expenses	90,794
Other Operating Expenses	403
Brokers' Commissions and Clearing Fees	76,710
Regulatory Fees & Expenses	9,457
Professional Fees	9,163
Total Operating Expenses	186,526
Income Before Taxes	153,738
Income Tax Expense	44,016
Net Income	**$ 109,722**

See auditor's report and accompanying notes to the financial statements

Sauer, Dazey Investment Company
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended March 31, 2020

	March 31, 2019	Net Income	Dividends Paid to Parent Company	March 31, 2020
Common Stock	$ 10,000			10,000
Additional Paid in Capital	19,410			19,410
Retained Earnings	198,132	109,722	30,984	276,870
Total	**$ 227,542**			**$ 306,279**

See auditor's report and accompanying notes to the financial statements

Sauer, Dazey Investment Company
Statement of Cash Flows
For the Fiscal Year Ended March 31, 2020

Cash Flows from Operating Activities	
Net income	$ 109,722
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Commission Receivable	6,471
Prepaid expenses and other current assets	518
Increase (decrease) in liabilities:	
Increase in Accounts Payable	800
Cash Provided by Operating Activities	117,511
Cash Flows from Financing Activities	
Dividend to Parent	(30,984)
Cash Used for Financing Activities	(30,984)
Net Decrease in Cash	**86,527**
Cash and Cash Equivalents, Beginning of Year	226,133
Cash and Cash Equivalents, End of Year	**$312,660**

See auditor's report and accompanying notes to the financial statements

Sauer, Dazey Investment Company
Notes to the Financial Statements
For the Fiscal Year Ended March 31, 2020

Summary of Significant Accounting Policies

Basis of Presentation – Sauer, Dazey Investment Company (the Company) is a wholly owned subsidiary of Orion Investment Company (Orion), which is a registered investment advisor. The Company is a registered securities broker/dealer and is a member of the Financial Industry Regulatory Authority. The Company clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition – Commission revenues and expenses related to security transactions, which are cleared through another broker/dealer, are recorded on a settlement date basis. Reporting such transactions on a trade date basis would not result in any material differences to the financial statements.

Income Taxes – The Company and Orion Investment Company file consolidated federal and Missouri income tax returns. If the Company had filed its own separate income tax returns, the income tax liability would be approximately $44,016.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

I. Concentration of Credit Risk

Sauer, Dazey Investment Company is located in Saint Louis, Missouri. Most of its clients are individuals who reside in the Saint Louis metropolitan area.

The Company maintains an account with Bank of America and two bank deposit accounts with RBC Correspondent Services (RBC), a securities broker/dealer. Bank of America provides $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. The RBC Bank deposit program provides $5,000,000 of coverage through the Federal Deposit Insurance Corporation. RBC has also purchased additional coverage for the entire net asset value of each account. There were no amounts in excess of insured limits at either account on March 31, 2020.

II. Net Capital Requirements

Sauer, Dazey Investment Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of $50,000 and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the Company's resulting net capital is less than $50,000, or its ratio of aggregate indebtedness to net capital exceeds 15 to 1. The Company's net capital and the required minimum net capital were $306,279 and $50,000 respectively at March 31, 2020, resulting in net capital of $256,279 in excess of the minimum requirement.

III. Related Party Transactions

The Company entered into an agreement regarding the allocation of operating expenses with Orion, whereby payments are made to Orion on a monthly basis to compensate for salaries of officers and employees, occupancy, and equipment expenses. Operating expenses were $90,794 for the fiscal year ended March 31, 2020.

IV. Income Taxes

The Company files its federal tax return as a member of a consolidated group and records its share of the consolidated federal tax liability on a separate return basis. The Company's income tax expense for the year ended March 31, 2020, consists of the following:

Provision for Federal Income Tax	$ 33,921
Provision for State Income Tax	$ 10,095
Total Provision for Income Tax	**$ 44,016**

The provision for federal and state and income taxes was calculated using the statutory rates of 21% and 6.25%, respectively.

The Company remits amounts currently payable to its parent, Orion Investment Company, Inc. The accrued tax expense was remitted to Orion before year end so no balance remains on the balance sheet.

V. Disclosure of Subsequent Events

In accordance with ASC 855, the Company evaluated subsequent events through May 20, 2020, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statement.

Additional Information Pursuant to

SEC Rule 17a-5

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates, LLC | Certified Public Accountants

600 Emerson Road, Suite 124 | St. Louis, Missouri 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Sauer, Dazey Investment Company

We have reviewed management's statements, included in the accompanying Sauer, Dazey Investment Company's Exemption Report, in which (1) Sauer, Dazey Investment Company identified the following provision of 17 C.F.R. §15c3-3(k) under which Sauer, Dazey Investment Company claimed an exemption from 17 C.F.R. §240.15c3-3: *(2)(ii)* (the "exemption provisions") and (2) Sauer, Dazey Investment Company stated that Sauer, Dazey Investment Company met the identified exemption provisions throughout the most recent fiscal year without exception. Sauer, Dazey Investment Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sauer, Dazey Investment Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauk Kruse and Associates, LLC

Hauk Kruse & Associates, LLC
Certified Public Accountants

Saint Louis, Missouri
May 20, 2020

Sauer, Dazey Investment Company

Sauer, Dazey Investment Company's Exemption Report

Sauer, Dazey Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3, (k): *(2)(ii).*

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Sauer, Dazey Investment Company

I, FRED SAUER, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Frederic G. Sauer

Title: PRESIDENT

Date: 4/25/2020

7800 Forsyth Blvd., St. Louis, Missouri 63105
314-725-3800

Sauer, Dazey Investment Company
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
As of March 31, 2020

Stockholder's Equity	
Capital Stock	$ 10,000
Additional Paid in Capital	19,410
Retained Earnings	276,870
Total Capital	306,279
Net Capital	306,279
Less: Net Capital Requirement	50,000
Net Capital in Excess of Requirement	**$256,279**
Net Capital in Excess of 120% of Requirement	246,279
Aggregate Indebtedness	
Accrued Professional Expenses	8,800
Total Aggregate Indebtedness	8,800
Ratio of Aggregate Indebtedness to Net Capital	**0.029 to 1**

There were no material differences in the aggregate amount of individual amounts between the net capital and the aggregate debit items reported on this schedule and the net capital and aggregate debit items reported in Sauer, Dazey's March 31, 2020 unaudited from X-17A-5, Part II.

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates, LLC | Certified Public Accountants

600 Emerson Road, Suite 124 | St. Louis, Missouri 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Sauer, Dazey Investment Company
Saint Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2020, which were agreed to by Sauer, Dazey Investment Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Sauer, Dazey Investment Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sauer, Dazey Investment Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2020 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hauk Kruse and Associates, LLC

Hauk Kruse & Associates, LLC
Certified Public Accountants

Saint Louis, Missouri
May 20, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **3/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

33262 FINRA MAR
SAUER DAZEY INVESTMENT COMPANY
7800 FORSYTH BLVD STE 820
SAINT LOUIS MO 63105-3349

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Frederic G. Sauer 314-725-3800

2. A. General Assessment (item 2e from page 2) $ 395.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (258.30)
10-18-2019
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 136.70

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 136.70

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 136.70

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sauer Dazey Investment Company
(Name of Corporation, Partnership or other organization)

x Frederic G. Sauer
(Authorized Signature)

President
(Title)

Dated the 21 day of April, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **4/1/2019**
and ending **3/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 340,264
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from ~~principal~~ transactions in securities in trading accounts. (error account)	403
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	340,667
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	76,710
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	630
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	77,340
2d. SIPC Net Operating Revenues	$ 263,327
2e. General Assessment @ .0015	$ 395.00 (to page 1, line 2.A.)